UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RECEPTOS, INC.

(Name of Subject Company)

RECEPTOS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number of Class of Securities)

Faheem Hasnain

President and Chief Executive Officer

Receptos, Inc.

3033 Science Park Road, Suite 300

San Diego, California 92121

(858) 652-5700

(Name, address and telephone number of person authorized to receive notices and  communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Receptos, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 3033 Science Park Road, Suite 300, San Diego, California 92121. The telephone number of the Company’s principal executive office is (858) 652-5700.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of July 27, 2015, there were 31,606,369 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”) other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $232.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 28, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares that, when added to the Company Shares then owned by Purchaser, represents at least a majority of all then outstanding Company Shares, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) the accuracy of the representations and warranties contained in the Merger Agreement, (v) compliance with covenants contained in the Merger Agreement, (vi) there not having been a material adverse effect with respect to the Company that is continuing and (vii) the Merger Agreement shall not have been terminated in accordance with its terms.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Company Shares, each outstanding Company Share (other than any Company Shares (A) owned immediately prior to the commencement of the Offer by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company, (B) irrevocably accepted for purchase pursuant to the Offer and (C) held by stockholders who have properly and validly perfected their appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. In addition, at the Effective Time, (i) each outstanding option to purchase Company Shares (each, a “Company Option”) will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option, and (ii) each outstanding Company restricted stock unit award (each, a “Company RSU Award”) will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the Offer Price, and (B) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time. To the extent a Company Option or Company RSU Award is unvested as of the Effective Time, the corresponding cash amount will be paid on the later of the Effective Time and December 31, 2015 (the “Anniversary Date”), subject to the former award holder’s continued service through such date (except that such amount will be paid earlier upon a termination of employment without cause, for good reason (i.e., a constructive termination) or due to such former award holder’s death or disability or if the former award is subject to earlier vesting pursuant to the original terms thereof). Any Company Option or Company RSU Award that is vested or held by a non-employee member of the board of directors of the Company (the “Company Board”) will be paid as soon as reasonably practicable (but not later than the first payroll period) after the Effective Time. The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on Monday, August 24, 2015, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s and Purchaser’s principal executive offices are located at 86 Morris Avenue, Summit, New Jersey, 07901. Their telephone number at this location is (908) 673-9000.

The Company has made information relating to the Offer available online at receptos.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2015 (the “2015 Proxy Statement”), which excerpts are filed as Exhibit (e)(21) to this Schedule 14D-9 and incorporated herein by reference, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(21) to this Schedule 14D-9 are incorporated herein by reference, and include the information from the following sections of the 2015 Proxy Statement: “Proposal 1: Election of Directors,” “Executive Officers,” “Information Regarding the Board of Directors and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance,” “Executive Compensation,” “Director Compensation” and “Transactions with Related Persons.” Any information contained in the excerpts from the 2015 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Nondisclosure Agreement

On August 28, 2013, the Company and Parent entered into a non-disclosure agreement (as amended on August 28, 2014 and March 6, 2015, the “Nondisclosure Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a potential business relationship and/or transaction between the parties. The summary of the Nondisclosure Agreement contained in the Offer to Purchase in Section 11 under the heading “Nondisclosure Agreement” is incorporated by reference herein.

Support Agreement

On July 14, 2015, each of Faheem Hasnain, the Company’s President and Chief Executive Officer, and William H. Rastetter, Ph.D., the Company’s Chairman of the Board, acting solely in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement with Parent and Purchaser (the “Support Agreement”), pursuant to which each agreed, among other things, to tender Company Shares held by them pursuant to the Offer. The summary of the Support Agreement contained in the Offer to Purchase in Section 11 under the heading “Tender and Support Agreement” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and members of the Company Board may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 28, 2015, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 1,903,156 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of Company Options and Company RSU Awards (each, as defined below) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $441,532,192 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Company RSU Awards held by the directors and executive officers of the Company, see below under the heading “—Merger Agreement—Effect of the Merger on Stock Awards.”

The following table sets forth, as of July 28, 2015, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Shares underlying Company Options and Company RSU Awards), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser. Each of Mr. Hasnain and Dr. Rastetter has agreed, solely in their respective capacities as stockholders of the Company, to tender all of his Company Shares, as well as any additional Company Shares that he may acquire (pursuant to the exercise of Company Stock Options or the vesting of Company RSUs Awards), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement.”

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Faheem Hasnain	384,409	$89,182,888
Graham Cooper	—	—
Sheila Gujrathi, M.D.	120,661	$27,993,352
Marcus F. Boehm, Ph.D.	145,656	$33,792,192
Robert J. Peach, Ph.D.	131,297	$30,460,904
Christian Waage	—	—
Chrysa Mineo	104,692	$24,288,544
Non-Employee Directors
William H. Rastetter, Ph.D.	332,234	$77,078,288
Kristina Burow	18,346	$4,256,272
Mary Lynne Hedley, Ph.D.	—	—
Richard A. Heyman, Ph.D.	—	—
Erle T. Mast	300	$69,600
Mary Szela	—	—
S. Edward Torres	665,561	$154,410,152

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each Company Option will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option. To the extent the Company Option is unvested as of the Effective Time, the corresponding cash amount will be paid on the later of the Effective Time and the Anniversary Date, subject to the former award holder’s continued service through such date (except that such amount will be paid earlier upon a termination of employment without cause, for good reason (i.e., a constructive termination) or due to such former award holder’s death or disability, or if the former award is subject to earlier vesting pursuant to the original terms thereof). Any Company Option that is vested or held by a non-employee member of the Company Board will be paid in a lump sum as soon as reasonably practicable (but not later than the first payroll period) after the Effective Time.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of July 28, 2015.

Name	Number of Vested Stock Options	Value of Vested Stock Options	Number of Unvested Stock Options	Value of Unvested Stock Options	Total Value of Vested and Unvested Stock Options
Executive Officers
Faheem Hasnain	179,908	$38,408,061	203,032	$42,256,025	$80,664,086
Graham Cooper	76,821	$16,668,816	106,789	$22,963,626	$39,632,442
Sheila Gujrathi, M.D.	97,018	$20,453,326	114,466	$23,665,728	$44,119,054
Marcus F. Boehm, Ph.D.	51,295	$10,835,125	61,816	$12,727,930	$23,563,055
Robert J. Peach, Ph.D.	51,295	$10,835,125	61,816	$12,727,930	$23,563,055
Christian Waage	36,545	$7,433,017	112,900	$23,156,511	$30,589,528
Chrysa Mineo	41,962	$8,688,996	58,316	$11,803,416	$20,492,412
Non-Employee Directors
William H. Rastetter, Ph.D.	22,977	$4,817,888	5,223	$1,113,700	$5,931,588
Kristina Burow	22,977	$4,817,888	5,223	$1,113,700	$5,931,588
Mary Lynne Hedley, Ph.D.	9,223	$1,806,055	10,967	$2,130,559	$3,936,614
Richard A. Heyman, Ph.D.	6,266	$1,206,330	12,534	$2,413,046	$3,619,376
Erle T. Mast	21,933	$4,595,276	6,267	$1,336,312	$5,931,588
Mary Szela	6,266	$1,206,330	12,534	$2,413,046	$3,619,376
S. Edward Torres	22,977	$4,817,888	5,223	$1,113,700	$5,931,588

Restricted Stock Units. Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company RSU Award will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the Offer Price, and (B) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time. To the extent the Company RSU Award is unvested as of the Effective Time, the corresponding cash amount will be paid on the later of the Effective Time and the Anniversary Date, subject to the former award holder’s continued service through such date (except that such amount will be paid earlier upon a termination of employment without cause, for good reason (i.e., a constructive termination) or due to such former award holder’s death or disability, or if the former award is subject to earlier vesting pursuant to the original terms thereof). Any Company RSU Award that is vested or held by a non-employee member of the Company Board will be paid in a lump sum as soon as reasonably practicable (but not later than the first payroll period) after the Effective Time.

The table below sets forth information regarding the Company RSU Awards held by each of the Company’s executive officers and directors as of July 28, 2015.

Name	Number of RSUs Held	Value of RSUs
Executive Officers
Faheem Hasnain	65,000	$15,080,000
Graham Cooper	21,000	$4,872,000
Sheila Gujrathi, M.D.	25,000	$5,800,000
Marcus F. Boehm, Ph.D.	14,000	$3,248,000
Robert J. Peach, Ph.D.	14,000	$3,248,000
Christian Waage	19,000	$4,408,000
Chrysa Mineo	14,000	$3,248,000
Non-Employee Directors
William H. Rastetter, Ph.D.	7,400	$1,716,800
Kristina Burow	7,400	$1,716,800
Mary Lynne Hedley, Ph.D.	7,400	$1,716,800
Richard A. Heyman, Ph.D.	7,400	$1,716,800
Erle T. Mast	7,400	$1,716,800
Mary Szela	7,400	$1,716,800
S. Edward Torres	7,400	$1,716,800

Continuing Employees

The Merger Agreement provides that for a period of 12 months following the Effective Time (or, if earlier, the date of termination of the applicable continuing employee), each employee of the Company and any of its subsidiaries who, as of the date of the closing of the Merger (the “Closing Date”), continues to be employed with the Company or any of its subsidiaries, will receive (i) the same level of base salary or wage rate, as applicable, and annual cash bonus opportunity, in each case, that is not less favorable than the level of base salary or wage rate (as applicable) and annual bonus opportunity that were provided to such employee immediately prior to the Effective Time and (ii) other compensation and benefits (excluding benefits provided pursuant to a defined benefit pension plan) that are either, in Parent’s sole discretion (a) taken as a whole, at least as favorable in the aggregate as the other compensation and benefits provided to such employee immediately prior to the Effective Time, or (b) taken as a whole, substantially similar to the other compensation and benefits provided to similarly situated employees of Parent and its affiliates (other than the Company or the Surviving Corporation).

The Merger Agreement further provides that to the extent that a Plan (as defined in the Merger Agreement) or other employee benefit plan or other compensation or severance arrangement of the Surviving Corporation, any of its subsidiaries or Parent is made available to any continuing employee on or following the Effective Time, the Surviving Corporation will credit each continuing employee for all service with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to vacation/paid time off benefits where length of service is relevant, in any case, to the same extent as such continuing employee was entitled prior to the Effective Time under any similar Plan. Service need not be credited (i) to the extent that it would result in duplication of coverage or benefits, (ii) under a newly established plan for which prior service is not taken into account or with respect to any equity-based compensation or (iii) if such credit results in benefit accruals under a defined benefit plan.

The Merger Agreement further provides that Parent will (a) ensure that each continuing employee will be immediately eligible to participate in all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries to the extent that coverage under the plan replaces coverage under a comparable Company benefit plan in which the employee participated immediately prior to the Effective Time, (b) for purposes of employee benefit plans sponsored by the Surviving Corporation and its subsidiaries which provide medical, dental, pharmaceutical, vision and/or disability benefits to continuing employees from and after the Effective Time, (1) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements to be waived for continuing employees and their covered dependents to the extent such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were waived or satisfied under the comparable Plan, and (2) provide credit for eligible expenses incurred by continuing employees and their covered dependents under a Plan in the portion of the plan year prior to the Effective Time for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket requirements and (c) credit the accounts of continuing employees under any flexible spending plans sponsored by the Surviving Corporation and its subsidiaries with any unused balance in the continuing employee’s account under the applicable Company flexible spending plan to the extent that the continuing employee commenced participation in a flexible spending plan sponsored by the Surviving Corporation and its subsidiaries in the same year as the unused balance was credited under the applicable Company flexible spending plan.

Pursuant to the Merger Agreement, unless otherwise requested by Parent at least ten days prior to the Closing Date, the Company will terminate its 401(k) plan prior to the Closing Date, in which case Parent will cause each continuing employee who participated in the Company’s 401(k) plan to be allowed to participate in a 401(k) plan sponsored or maintained by Parent or an affiliate, and will credit such continuing employees for eligibility and vesting service for all periods of service with the Company to the extent credited under the Company’s 401(k) plan. In addition, Parent will accept rollover contributions of eligible rollover distributions, including loans, from the Company’s 401(k) plan.

Other Compensatory Arrangements with Executive Officers and Directors

Pursuant to their employment agreements, Mr. Waage and Ms. Mineo are generally entitled to the same severance payments and benefits as our named executive officers, other than Mr. Hasnain. Such severance payments and benefits are described in the 2015 Proxy Statement under “Executive Compensation,” which is incorporated herein by reference as Exhibit (e)(21).

In addition, the Company has entered into arrangements with each of the Company’s executive officers and Dr. Rastetter, pursuant to which, if the Merger is consummated and an excise tax is imposed on the executive officer or Dr. Rastetter (as applicable) as a result of any compensation or benefits provided to the individual in connection with the Merger, the Company will pay or reimburse the individual an amount equal to such excise tax plus any taxes resulting from such payment or reimbursement.

Please also see the description of certain severance payments and benefits below in Item 8 under the heading “Additional Information—Named Executive Officer Golden Parachute Compensation.”

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, and to the extent authorized by the Bylaws. The Company has also included in its Bylaws a provision that permits the Company, at the discretion of the Company Board, to provide the foregoing indemnification to non-officer employees to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended. In addition, pursuant to its Bylaws, the Company is required to advance expenses incurred by or on behalf of any director in connection with any such proceeding upon receipt of a written request and an undertaking by or on behalf of such director to repay the amount so advanced if it shall ultimately be determined that such director is not entitled to be indemnified by the Company against such expenses. With respect to officers, Section 6.3 of the Bylaws provides that the advancement of expenses incurred by or on behalf of any officer in connection with any such proceeding shall not be made if the Company Board determines that the facts then known clearly and convincingly demonstrate that the officer acted in bad faith or in a manner that the officer did not believe to be in or not opposed to the best interests of the Company. Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and certain of its officers that provide greater protection than that which is provided by the Charter and Bylaws. The Indemnification Agreements provide, among other things, that the Company will indemnify the director or officer (the “Indemnitee”) to the fullest extent permitted by law (subject to certain exceptions and exclusions) if the Indemnitee is or was a party to or is threatened to be made a party to any proceeding (i) by reason of the fact that Indemnitee is or was a director, officer, employee, agent, fiduciary, joint venturer, partner, manager or other official of the Company, or a subsidiary of the Company (an “Agent”) or (ii) by reason of the fact that the Indemnitee is or was serving at the request of the Company as an Agent of another corporation, partnership, joint venture, trust or other enterprise, in each case whether or not such proceeding is an action by or in the right of the Company, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by Indemnitee in connection with any proceeding, and the reimbursement to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled pursuant to the Charter or Bylaws.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(4) hereto, and is incorporated herein by reference.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers (including any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time) (the “Indemnified Persons”). Specifically, Parent and the Surviving Corporation and its subsidiaries as of the Effective Time have agreed to honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) the indemnification agreements between the Company or any of its subsidiaries and the Indemnified Persons and (ii) the indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. Furthermore, from and after the Effective Time, Parent and the Surviving Corporation and its subsidiaries as of the Effective Time will ensure that, for a period of six years after the Effective Time, the certificates of incorporation or bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than those provisions in the certificates of incorporation or bylaws or other similar organizational documents of the Company or any of its subsidiaries, in effect as of the date of the Merger Agreement.

Additionally, from and after the Effective Time, for a period of six years after the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time will indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement. Furthermore, during such six-year period after the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time will advance all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided that such Indemnified Person is not entitled to indemnification under the Merger Agreement.

From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance; however, Parent and the Surviving Corporation will not be obligated to pay annual premiums for such insurance policies in excess of 300% of the annual amount paid by the Company for coverage during its current coverage period. Prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy on the Current Company D&O Insurance which, in lieu of the immediately foregoing Parent and Surviving Corporation obligations, Parent and the Surviving Corporation will maintain in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy is in full force and effect.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on July 14, 2015, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management have periodically considered strategic alternatives to enhance value to the Company’s stockholders. In particular, the Company Board and management have considered a number of potential partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of the Company to enhance value to the Company’s stockholders.

In May 2013, the Company completed its initial public offering of 5,933,277 Company Shares at an offering price of $14.00 per share.

On August 14, 2013, the Company received an unsolicited, written, non-binding proposal from a publicly traded pharmaceutical company (“Party A”) to acquire the Company for cash and contingent consideration based on the achievement of certain clinical trial, regulatory and commercial milestones relating to the Company’s product candidates. The closing price of the Common Stock on that day was $17.03 per Company Share.

Following receipt of Party A’s proposal, on August 23, 2013, the Company entered into an engagement letter with Centerview Partners LLC (“Centerview”). The Company Board believed Centerview would be a valuable advisor in the consideration of strategic alternatives based on Centerview’s reputation and experience with respect to the pharmaceutical and biotechnology industries.

Also following receipt of Party A’s proposal, the Company engaged Latham & Watkins LLP (“Latham & Watkins”) to act as its legal advisor in connection with the Company’s consideration of Party A’s proposal and other potential strategic transactions. The Company Board and management believed Latham & Watkins would be a valuable advisor in the Company’s consideration of strategic alternatives based on Latham & Watkins’ expertise advising companies in the pharmaceutical industry.

In August and September 2013, at the direction of the Company Board, the Company’s management and representatives of Centerview contacted 11 other publicly traded pharmaceutical and biotechnology companies, including Parent, to gauge their interest in pursuing a strategic transaction with the Company. However, only discussions with Parent advanced beyond a preliminary stage. The Company entered into the Nondisclosure Agreement with Parent on August 28, 2013 and began sharing non-public information with Parent.

From August 2013 through October 2013, each of Party A and Parent conducted due diligence and continued discussions with the Company regarding a potential acquisition. During the course of these discussions, Parent indicated that it would be willing to consider moving forward with a transaction that included a significant contingent component.

Ultimately, Party A withdrew from discussions with the Company regarding a potential acquisition. Parent and the Company continued negotiations, including exchanging drafts of a merger agreement. On October 7, 2013, Parent informed the Company that it was not going to further pursue a transaction at that time. On that date, the closing price of the Common Stock was $29.97 per Company Share.

On December 5, 2013, the Company announced that it had completed a pre-planned interim analysis of the Phase 2 portion of RADIANCE, its Phase 2/3 trial of ozanimod in RMS, the approval of the Data Monitoring Committee to initiate the Phase 3 portion of the study and the decision of the Company to initiate the Phase 3 portion of RADIANCE. The closing price of the Common Stock on this day was $27.64 per Company Share, compared to a closing price of $22.70 per Company Share on the prior trading day.

After the close of the U.S. markets on June 9, 2014, the Company announced that the Phase 2 portion of the RADIANCE trial of ozanimod in RMS met its primary endpoint of reduction in MRI brain lesion activity with statistical significance after 24 weeks of treatment. The Company also reported that safety and tolerability data from the trial provided support for a differentiated, potential best-in-class profile. The closing price of the Common Stock on June 10, 2014, the first trading day following this announcement, was $39.94 per Company Share, compared to a closing price of $29.20 per Company Share on the prior trading day.

After the close of the U.S. markets on October 27, 2014, the Company announced that TOUCHSTONE, the Phase 2 trial of ozanimod in ulcerative colitis, met its primary endpoint and all secondary endpoints with statistical significance in patients on the 1 mg dose ozanimod in the 8-week induction period, with safety data consistent with the favorable profile observed in the RADIANCE Phase 2 trial in RMS. Based on those results, the Company announced plans to initiate a Phase 3 program in 2015 to compare the safety and efficacy of the 1 mg dose of ozanimod to placebo in patients with ulcerative colitis and a plan to initiate a Phase 2 study of ozanimod for the treatment of Crohn’s disease. The closing price of the Common Stock on October 28, 2014, the first trading day following this announcement, was $95.76 per Company Share, compared to a closing price of $67.74 per Company Share on the prior trading day.

On November 10, 2014, the Company Board held a meeting to discuss potential strategic alternatives for the Company. The Company Board discussed the potential risks and benefits of continuing to pursue its operational plan as a standalone company, including the risk that the FDA or other governmental authorities would not approve ozanimod or the Company’s other product candidates, the risks associated with the outcome of future clinical studies, the risks associated with building a commercial infrastructure and launching the Company’s first commercial product and the execution and other risks associated with transforming a biotechnology company focused on product development into a profitable pharmaceutical company with sufficient scale and commercial execution ability to compete effectively in a competitive industry. The Company Board also discussed various strategies and issues associated with potential partnering relationships for ozanimod, including the effect of a partnership on commercial success, the maximization of sales, the possibility of a partnership being limited to selected indications or regions, and potential partners, as well as relative attractiveness of a sale of the Company, including the likelihood of such a sale. The Company Board determined that, in order to retain strategic flexibility in the near-term, the Company should pursue a capital raise through an equity offering.

Later in November 2014, the Company completed a public offering of 4,140,000 Company Shares at an offering price of $100.00 per share.

Also in November 2014, Mr. Hasnain was separately approached by representatives of both Parent and another publicly traded pharmaceutical company (“Party B”) to discuss various strategic opportunities with the Company, including a potential acquisition of the Company. During these discussions, the representatives of both Parent and Party B indicated that they were interested in potentially pursuing an acquisition of, or other strategic transaction with, the Company.

From November 2014 to April 2015, the Company had discussions with, and sought proposals from, 13 publicly traded pharmaceutical companies, including Party A, Party B and Parent, regarding a possible partnership or licensing opportunity with the Company. However, except as described below, none of these discussions advanced beyond a preliminary stage.

During December 2014 and January 2015, the Company and Parent continued to discuss the possibility of pursuing a strategic transaction. On February 17, 2015, the Company received from Parent an oral proposal to acquire the Company for an approximate 65% premium over the Company’s trading price at the time. The closing price of the Common Stock on February 13, 2015, the last day of trading before the proposal was received, was $115.83 per Company Share, implying a proposed price of approximately $191.12 per Company Share.

On February 20, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview participating. Members of the Company’s management updated the Company

Board on the recent discussions with Parent and Party B regarding a potential collaboration or strategic transaction involving the Company, as well as regarding the process for identifying a potential partnership or licensing opportunity.

On February 25, 2015, the Company received from Parent a written, non-binding preliminary indication of interest to acquire the Company for $193.00 per Company Share in cash, representing a premium of approximately 60% to the closing price of the Company Shares on February 24, 2015 of $120.59 per share. Parent indicated that its indication of interest would be subject to satisfactory completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. Following receipt of the indication of interest, the Company’s management, at the direction of the Board, invited Parent to engage in further due diligence and delivered to Parent the initial draft of the Merger Agreement.

Following the receipt of Parent’s indication of interest, at the direction of the Company Board, the Company’s management and representatives of Centerview contacted six other publicly traded pharmaceutical companies believed by management and the Company Board to be potential acquirors of the Company, based on their anticipated interest in an acquisition of the Company, their perceived ability to offer an acceptable value and their ability to finance such an acquisition. Of those six, all but Party B declined to pursue discussions with the Company regarding the acquisition of the Company.

On February 26, 2015, the Company received from Party B a written, non-binding proposal to acquire the Company for between $175.00 and $185.00 per Company Share in cash.

At the direction of the Company Board, Mr. Hasnain informed Party B that it would need to significantly increase its offer price before it was provided any of the Company’s confidential information. The closing price of the Common Stock on the last day of trading before this proposal was received, February 25, 2015, was $122.33 per Company Share.

On February 27, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss a potential collaboration or strategic transaction involving the Company. Members of management updated the Company Board on the written proposals received from Parent and Party B. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. Representatives of Centerview reviewed with the Company Board financial matters and informed the Company Board of additional parties that had been contacted about a potential collaboration or strategic transaction with the Company. Following discussion, the Company Board determined that the proposals from Parent and Party B each provided a sufficient basis for further negotiation and due diligence, but instructed management to attempt to negotiate with each of Parent and Party B for a higher price per Company Share. Also at this meeting, the Company Board instructed management to negotiate a new engagement letter with Centerview, given that Centerview’s prior engagement letter with the Company had expired.

Effective February 27, 2015, the Company entered into a second engagement letter with Centerview.

On March 2, 2015, the Company received from Party B a revised written, non-binding proposal to acquire the Company for up to $225.00 per Company Share. The closing price of the Common Stock on the last day of trading before this proposal was received, February 27, 2015, was $126.64 per Company Share. Following receipt of the proposal, the Company invited Party B to engage in further due diligence and delivered to Party B a draft merger agreement.

On March 6, 2015, the Company and Parent entered into an amendment to the Nondisclosure Agreement to impose customary standstill obligations on Parent. The Company and Party B had previously entered into a substantially identical amendment to their confidentiality agreement.

On March 6, 16 and 23, 2015, the Company Board held three separate meetings, with members of management and representatives of Centerview and Latham & Watkins participating. At each of these meetings, members of the Company’s management updated the Company Board regarding discussions with Parent and Party B and on due diligence activities with respect to each party, and discussed strategy and next steps with the Company Board. Also at these meetings, representatives of Latham & Watkins reviewed with the Company Board certain regulatory considerations with respect to a possible transaction with Parent and Party B. At the conclusion of the March 23, 2015 meeting, the Company Board directed management to request that Parent and Party B submit final acquisition proposals by April 2, 2015.

During March 2015, Parent continued its due diligence review of the Company, including a face-to-face due diligence session with the Company’s management on March 23, 2015.

On March 27, 2015, Party B withdrew its proposal to acquire the Company. The closing price of the Common Stock on that day was $147.43 per Company Share.

On April 1, 2015, various media outlets reported rumors that the Company was for sale and that different potential acquirors were considering bids. The trading price of the Common Stock on this day increased to as high as $202.96 per Company Share during trading hours before closing at $173.44 per Company Share, compared to a closing price of $164.89 per Company Share on the previous day.

On April 1, 2015, the Company Board also held a telephonic meeting, with members of management and representatives of Latham & Watkins participating. Members of management updated the Company Board on recent discussions with Parent and Party B, including regarding Party B’s withdrawal of its proposal, and informed the Company Board of recent media inquiries regarding a potential strategic transaction involving the Company.

Also on April 1, 2015, Parent informed the Company that it needed more time to consider a possible transaction with the Company. Between mid-April through the first week of May 2015, Parent had a number of discussions with Mr. Hasnain to provide updates on Parent’s timeline and to facilitate Parent’s ongoing evaluation of a potential strategic transaction with the Company.

On April 3, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss the status of partnering discussions and of discussions with Parent.

On April 7, 2015, the Company received a term sheet from a publicly traded pharmaceutical company (“Party C”) related to a potential collaboration in commercializing ozanimod. The term sheet proposed that, as part of a worldwide commercialization collaboration for all indications of ozanimod, Party C would pay the Company an upfront cash payment, as well as contingent development and regulatory milestone payments. Party C and the Company would evenly split expenses associated with commercialization, as well as profits.

Before the open of the U.S. markets on April 16, 2015, the Company announced that in the maintenance period of the Phase 2 TOUCHSTONE trial of ozanimod in ulcerative colitis, the trial met all of its efficacy endpoints with statistical significance in patients on the 1 mg dose of ozanimod after 32 weeks of treatment. The Company also announced that the overall safety and tolerability of ozanimod was consistent with the results of TOUCHSTONE’s induction period and those observed in the RADIANCE Phase 2 trial in RMS, and continued to support the potential for orally administered ozanimod to improve the treatment paradigm for ulcerative colitis patients. The closing price of the Common Stock on April 16, 2015, the first trading day following this announcement, was $167.97 per Company Share, compared to a closing price of $158.32 per Company Share on the previous day.

On April 16, 2015, the Company also received a term sheet from Party A related to a potential collaboration in commercializing ozanimod. The term sheet proposed that, as part of a worldwide exclusive development and commercialization collaboration for all indications of ozanimod, Party A would pay the Company an upfront cash payment, as well as contingent development, regulatory and sales milestone payments. Certain strategic rights accrued to the Company under the proposed collaboration would terminate in the event that the Company was acquired by a third-party strategic competitor of Party A.

On April 22, 2015, the Company Board held a meeting to discuss objectives and strategy regarding the potential commercialization of ozanimod, as well as the term sheets received from Party A and Party C. The Company Board again discussed the risks and challenges associated with continuing to pursue its operational plan as a standalone company. Following discussion, the Company Board decided not to pursue a collaboration with either Party A or Party C on their proposed terms because the Company Board believed these proposals did not appropriately reflect the value of the Company’s prospects, would not match the potential value that could be achieved as a standalone company and would potentially limit the strategic flexibility of the Company in the future, including the potential for a sale of the Company at an attractive valuation. The Company Board also discussed recent developments that would affect whether the Company should continue to seek a partner in the commercialization of ozanimod, including the difficulty of finding a partner candidate that had relevant commercial experience in the particular ozanimod indications, the difficulty in finding a cultural fit, and the Company’s enhanced ability to commercialize ozanimod on its own due to its increased cash resources from its recent financings and its enhanced ability to access capital at lower costs due to the increased trading price of the Common Stock. The Company Board determined to continue to be receptive to potential offers for strategic transactions while also preparing to commercialize ozanimod without a partner.

On May 1, 2015, representatives of Parent and the Company had a call to discuss certain due diligence matters in connection with the evaluation of a potential strategic transaction.

At the end of the first week of May, Parent informed the Company that it was suspending discussions regarding a possible transaction with the Company at that time.

On May 22, 2015, the Company sent letters to Parent and Party B requesting the return or destruction of any confidential information of the Company that was in their possession.

On June 10, 2015, various media outlets reported that several publicly traded pharmaceutical companies were considering bids to acquire the Company. The closing price of the Common Stock that day was $180.52 per Company Share, compared to an opening price of $160.09 per Company Share.

On June 18, 2015, representatives of Party B met with Mr. Hasnain and expressed renewed interest in acquiring the Company. However, the representatives of Party B indicated that they would likely only be able to offer $200.00 per Company Share in cash, plus unspecified additional contingent consideration, compared to their previous offer of $225.00 per Company Share on March 2, 2015.

On June 18, 2015, Robert Hugin, the Chief Executive Officer of Parent, also contacted Mr. Hasnain to express interest in renewing discussions regarding a potential business combination involving the Company and Parent. Mr. Hugin indicated that a representative of Parent would contact or meet Mr. Hasnain the following week to discuss an offer. The closing price of the Common Stock on June 17, 2015, the day before these discussions, was $177.48 per Company Share.

On June 23, 2015, the Company Board held a telephonic meeting, with members of management participating. Mr. Hasnain informed the Company Board of recent communications between himself and representatives of Parent and Party B. The Company Board and members of management also discussed strategic alternatives, including continuing its operational plan as a standalone company.

On June 24, 2015, representatives of Parent orally conveyed an indication of interest to Mr. Hasnain to acquire to the Company for $207.00 per Company Share in cash. Mr. Hasnain responded that Parent would need to increase its proposed price per Company Share. The closing price of the Common Stock on June 23, 2015, the day before this discussion, was $189.65 per Company Share.

On June 25 and June 26, 2015, Mr. Hasnain and representatives of Parent continued to discuss the financial terms of Parent’s indication of interest.

On June 26, 2015, the Company received from Parent a written, non-binding proposal to acquire the Company for $230.00 per Company Share in cash subject to the completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. The proposed transaction would not be subject to any financing condition. In its proposal, Parent expressed a desire to effectuate the acquisition via tender offer so that a transaction would close as promptly as practicable. Under separate cover, Parent delivered to the Company a revised draft of the Merger Agreement that the Company had originally delivered to Parent on February 25, 2015. The closing price of the Common Stock on June 25, 2015, the day before the proposal was received, was $183.54 per Company Share.

On June 27, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss Parent’s proposal. Mr. Hasnain reported on the acquisition proposal received from Parent on June 26, 2015 and the Company’s prior history of discussions with Parent. Representatives of Centerview reviewed with the Company Board the financial aspects of the proposal. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. The Company Board and management discussed Parent’s proposal as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company. The Company Board, management and representatives of Centerview discussed the responses received from potential acquirors following the process started in November 2014, all of which had either declined to participate in the process or, with respect to Party B, ultimately indicated that its maximum offer would include contingent consideration and be less than the amount now proposed by Parent. The Company Board discussed with management and representatives of Centerview whether the Company should contact any additional potential acquirors or conduct any further pre-signing market check. As part of this discussion, the Company Board acknowledged the prior rumors and speculation in the media in April 2015 and June 2015 about a sale of the Company and the fact that no other potential acquirors had contacted the Company or its representatives following this speculation and the Company Board indicated its belief that if any party had an interest in acquiring the Company the party would have already contacted the Company or its representatives. The Company Board further discussed the potential advantages of conducting a broader market check, including the potential to obtain a higher value transaction and negotiate more favorable terms. The Company Board also considered the disadvantages of conducting a broader market check, including that it could result in Parent withdrawing its bid, it would create additional work force disruption that could negatively impact the Company’s operations and it may delay the timing of, and thereby increase the execution risks of, a transaction with Parent. Following discussion, the Company Board decided against reaching out to any additional potential acquirors, concluding that the risks of conducting a broader market check outweighed any potential advantages, particularly given the lack of interest already expressed by potential acquirors.

At the conclusion of its June 27 meeting, the Company Board directed management to attempt to negotiate for a higher price per Company Share from Parent.

On June 28, 2015, Mr. Hasnain spoke to a representative of Parent and informed him that Parent would need to increase its proposed price per Company Share.

On June 30, 2015, following additional discussions between representatives of the Company and Parent, Parent orally increased its offer to acquire the Company to $232.00 per Company Share, which represented a premium of approximately 92.4% over the closing price on February 24, 2015, the last day prior to Parent’s first written indication of interest of 2015 to acquire the Company, and an increase of approximately 20.2% over Parent’s written indication of interest of February 25, 2015 to acquire the Company for $193.00 per Company Share.

On July 1, 2015, the Company Board held a meeting to discuss the most recent offer from Parent of $232.00 and Parent’s initial comments to the Company’s draft of the Merger Agreement. Representatives of Centerview and Latham & Watkins were present, as were members of the Company’s management. Representatives of Latham & Watkins reviewed with the Company Board Parent’s comments to the draft Merger Agreement. The Company Board focused specifically on certain principal issues raised by the draft Merger Agreement, including the covenant relating to the ability of the Company Board to change its recommendation with respect to the Offer, the parties’ respective obligations to consummate the transaction and the proposed termination fee payable by the Company (the “Company Termination Fee”). The Company Board discussed the certainty of closing the proposed merger and the effect on any potential competing proposal that might be received after signing the Merger Agreement. Representatives of Latham & Watkins also reviewed with the Company Board its fiduciary duties with respect to the proposed sale of the Company to Parent and led a discussion on the potential sale process. Representatives of Centerview then reviewed with the Company Board certain financial matters. The Company Board instructed management and representatives of Latham & Watkins to negotiate terms in the Merger Agreement that were more favorable to the Company.

On July 2, 2015, Latham & Watkins sent a revised draft of the Merger Agreement to Proskauer Rose LLP, outside counsel to Parent (“Proskauer”), reflecting input from management and the Company Board.

During the week of July 5, 2015, the Company and Latham & Watkins worked with Parent and its advisors to facilitate the completion of Parent’s due diligence, including face-to-face due diligence sessions on July 9 and 10.

Also during the week of July 5, 2015, at the direction of the Company and Parent, respectively, representatives of Latham & Watkins and Proskauer negotiated various provisions of the draft Merger Agreement, including the covenant relating to the parties’ respective obligations to consummate the transaction, the proposed Company Termination Fee and a termination fee payable by Parent (the “Parent Termination Fee”) in the event the Merger Agreement were to be terminated for failure to obtain regulatory approvals.

On the afternoon of July 10, 2015, the Company Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to discuss the status of negotiations with Parent. Representatives of Latham & Watkins discussed the key terms being negotiated in the Merger Agreement, and again reviewed with the Company Board its fiduciary duties in the context of a sale of the Company. Representatives of Centerview reviewed with the Company Board a financial analysis of the per Company Share consideration offered by Parent.

On the evening of July 10, 2015, Latham & Watkins sent a revised draft of the Merger Agreement to Proskauer, reflecting input from the Company’s management and the Company Board.

Between July 12 and July 14, 2015, representatives of Latham & Watkins, with input from the Company, negotiated satisfactory resolution of all of the open issues in the Merger Agreement with Proskauer. As part of this resolution, the parties agreed that (i) the Company Termination Fee would be equal to $230.0 million, or approximately 2.95% of the aggregate equity value of the transaction, (ii) the Parent Termination Fee would be equal to $400.0 million, or approximately 5.1% of the aggregate equity value of the transaction, and (iii) if the Merger Agreement were to be terminated under the same circumstances giving rise to payment of the Parent Termination Fee, Parent would be obligated to loan the Company up to an aggregate principal amount of $350.0 million if requested by the Company (the “Termination Loan”).

On the afternoon of July 14, 2015, the Company Board held a special telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent. Also at this meeting,

•	representatives of Latham & Watkins again reviewed with the Company Board its fiduciary duties when considering the proposed transaction;

•	management and representatives of Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Parent and the revised terms and conditions of the proposed Merger Agreement; and

•	representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $232.00 per Company Share cash consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 14, 2015, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $232.00 per Company Share cash consideration to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor.”

The Company Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer. For a detailed description of the various reasons considered by the Company Board, please see below under the heading “—Reasons for the Recommendation of the Company Board.”

At the recommendation of the compensation committee of the Company Board, the Company Board also approved certain compensatory matters related to the Merger to provide for the payment or reimbursement of excise taxes imposed on any compensation or benefits provided to certain of the Company’s officers or chairman of the Company Board in connection with the Merger.

On the afternoon of July 14, 2015, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Following the close of U.S. stock markets on July 14, 2015, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

On July 28, 2015, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, Latham & Watkins and Centerview and considered and analyzed a range of factors. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Company Shares. The Offer Price to be paid in cash for each Company Share would provide stockholders of the Company with the opportunity to receive a premium over the current and historical market price of the Company Shares. The Company Board reviewed historical market prices, volatility and trading information with respect to the Company Shares, including the fact that the Offer Price represents:

•	a premium of approximately 17.7% over the closing price per share of the Company Shares on the NASDAQ Global Market on July 13, 2015, the trading day before the execution of the Merger Agreement; and

•	a premium of approximately 44.6% over the closing price per share of the Company Shares on the NASDAQ Global Market on June 9, 2015, the trading day before media speculation that the Company was involved in discussions regarding a potential sale.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	The Prospects of the Company. The Company Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Company Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Common Stock. Among the potential risks identified by the Company Board were:

•	the risk that the FDA will not approve ozanimod or RPC4046, or any product candidates that the Company may develop, or any related restrictions, limitations or warnings in the label of an approved product;

•	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed;

•	the Company’s ability to successfully manufacture, distribute and commercialize new products;

•	the Company’s ability, and the ability of the Company’s in-licensors, to obtain and maintain patent coverage for its product candidates, including risks related to pending and any future patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by the Company;

•	the net losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur significant continued net losses for at least the next several years;

•	the competitive nature of the Company’s industry and target markets;

•	the Company’s financial resources relative to its competitors and the significant amount of capital (and incremental stockholder dilution) that the Company would need to raise to fund ongoing clinical trials, commercialization of its pipeline products and continuance of its existing research and development operations;

•	the execution risks associated with transforming a biotechnology company focused on product development into a profitable specialty pharmaceutical company with sufficient scale and sales execution ability to compete effectively;

•	the potential impact on the Company’s business of government healthcare reform; and

•	general risks and market conditions that could reduce the market price of the Company Shares.

•	Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the risk that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s Offer.

•	Value. The Company Board believed that the Offer Price of $232.00 per Company Share represents full and fair value for the Company Shares, taking into account the Company Board’s familiarity with the business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with Parent and Terms of the Merger Agreement. The Company Board believed that the Offer Price of $232.00 per Company Share represented the highest value reasonably obtainable for the Company Shares, based on the progress and outcome of its negotiations with Parent. The Company Board believed, based on these negotiations and discussions, that the Offer Price was the highest price per Company Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree, as the Company Board was aware of a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company. Terms of the Merger Agreement supporting the Company Board’s belief that the agreement was advisable and in the best interest of the Company’s stockholders include:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Company Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third-party that has made an unsolicited and written acquisition proposal that could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) if the Company Board reasonably determines in good faith that the failure to take such actions would be inconsistent with its fiduciary duties.

•	Change of Recommendation—either in the event that the Company receives a Superior Proposal or in the event of an Intervening Event (as defined in the Merger Agreement), the Company Board has the right, prior to the purchase of Company Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, its recommendation to its stockholders of the Offer, provided that the Company Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least four business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event, (ii) the Company Board determines, after consultation with legal counsel, that the failure to do so would be inconsistent with its fiduciary duties and (iii) in the case of a Superior Proposal, such proposal did not involve a material breach by the Company or its subsidiaries of its non-solicitation and change-of-recommendation obligations. After delivering notice to Parent of the potential recommendation change, the Company must consider in good faith any revisions to the terms of the Merger Agreement made by Parent, and if such terms are revised, then the Company Board may not change its recommendation unless it again finds that the failure to do so would still be inconsistent with its fiduciary duties.

•	Fiduciary Termination Right—the Company Board may terminate the Merger Agreement to accept a Superior Proposal if (i) the Company has materially complied with requirements set forth in the previous bullet and (ii) prior to such termination, the Company pays to Parent the Company Termination Fee of $230.0 million, which the Company Board believed was reasonable and would not likely deter competing bids.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—the fact that Parent’s obligations to purchase Company Shares in the Offer and to close the Merger are subject to a limited number of conditions and the Company Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	Parent Termination Fee and Parent Termination Loan—the fact that, if the Merger Agreement is terminated in certain circumstances where regulatory approvals have not been obtained, Parent must pay the Company the Parent Termination Fee of $400.0 million and, at the election of the Company, loan the Company an aggregate amount of up to $350.0 million. The Company Board believed these remedies would provide the Company with sufficient resources to commercialize ozanimod in the event the Merger Agreement were to be terminated under the prescribed circumstances and the Company were to continue operations as a stand-alone entity.

•	Extension of Offer Period—the fact that that the Purchaser must if requested by the Company extend the Offer for successive extension periods of 15 business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer twice (and for further extension periods, in its sole and absolute discretion) for a period of ten business days for each extension period if all conditions to the Offer other than the minimum condition have been met.

•	No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Timing and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Company Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent, including the financing commitment that Parent obtained from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The oral opinion of Centerview rendered to the Company Board on July 14, 2015, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $232.00 per Company Share cash consideration to be paid to the holders of Company Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Support Agreement. The Company Board considered the fact that the Support Agreement entered into by Mr. Hasnain and Dr. Rastetter terminates in the event that the Merger Agreement is terminated or the Company Board changes its recommendation to its stockholders of the Offer, which would permit Mr. Hasnain and Dr. Rastetter, in their respective capacities as stockholders of the Company, to support a transaction involving a Superior Proposal.

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Company Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Company Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

The Company retained Centerview as financial advisor to the Company Board in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to in this summary of Centerview’s opinion as the “Transaction”. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than any Company Shares held by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company, any stockholders who are entitled to and who properly exercise appraisal rights under the Delaware law, and Company Shares held by any affiliate of Parent, which are collectively referred to as “Excluded Shares”) of the $232.00 per Company Share cash consideration (referred to in this summary of Centerview’s opinion and under the heading “Summary of Centerview Financial Analysis” as the “Consideration”) proposed to be paid to such holders pursuant to the Merger Agreement.

On July 14, 2015, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 14, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Company Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	an execution version of the Merger Agreement, dated July 14, 2015, referred to in this summary of Centerview’s opinion as the “Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2014 and 2013;

•	the Registration Statement on Form S-1 of the Company (Registration No. 333-193074) declared effective by the SEC on January 8, 2014 and the Registration Statement filed by the Company with the SEC pursuant to Rule 462(b) on January 8, 2014;

•	certain Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion and under the heading “Summary of Centerview Financial Analysis” as the “Forecasts,” and “—Certain Projections” and which is collectively referred to in this summary of Centerview’s opinion and under the heading “Summary of Centerview Financial Analysis” as the “Internal Data.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to its analysis or opinion from the execution copy reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Company Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Company Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated July 14, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 13, 2015 (the last full trading day before the delivery of Centerview’s opinion) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted Company Shares outstanding as of July 13, 2015 calculated on a treasury stock method basis (taking into account outstanding in-the-money Company Options, Company RSU Awards, and other equity awards) based on information provided by Company management.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Agios Pharmaceuticals, Inc.

•	Alnylam Pharmaceuticals, Inc.

•	Array BioPharma Inc.

•	bluebird bio, Inc.

•	Celldex Therapeutics, Inc.

•	Chimerix, Inc.

•	Clovis Oncology, Inc.

•	Intercept Pharmaceuticals, Inc.

•	Juno Therapeutics, Inc.

•	Kite Pharma, Inc.

•	Neurocrine Biosciences, Inc.

•	Ophthotech Corporation

•	PTC Therapeutics, Inc.

•	Ultragenyx Pharmaceutical Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded development-stage biopharmaceutical companies with certain operational and business characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Using publicly available information obtained from SEC filings and FactSet (a data source containing historical and estimated financial data) as of July 13, 2015, Centerview calculated for each selected company, the company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and convertible securities) plus the book value of debt less cash, which is referred to, with respect to the selected publicly traded companies, as “Enterprise Value”).

The results of this analysis are summarized as follows (dollars in millions):

	25th Percentile	Median	75th Percentile
Enterprise Value	$1,938	$3,568	$4,236

Applying the valuation range above and adding to it the Company’s net cash balance estimated by the Company’s management as of July 10, 2015, resulted in an implied per Company Share equity value range for the Common Stock of approximately $74.70 to $143.05. Centerview then compared this range to the Consideration of $232.00 per Company Share to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected other transactions involving biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Target	Acquiror
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.
03/30/15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc
12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.
12/02/14	Avanir Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.
08/24/14	InterMune, Inc.	Roche Holding A.G.
04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc
11/11/13	ViroPharma Inc.	Shire plc
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.
06/29/12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company
05/02/11	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions above are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on information Centerview obtained from SEC filings, relevant press releases, FactSet and Wall Street equity research. Centerview reviewed the implied premiums paid in the selected transactions over the target company’s most recent closing share price prior to the public becoming aware of the possibility of such transaction, which is referred to as “% Premium to Unaffected Closing Price.”

The results of this analysis are summarized as follows:

	25th Percentile	Median	75th Percentile
% Premium to Unaffected Closing Price	38%	47%	68%

Applying the range above to the Company’s June 9, 2015 closing price per Company Share, the last closing price prior to publicly reported rumors of a pending acquisition of the Company resulted in an implied per Company Share equity value range for the Common Stock of approximately $221.95 to $269.60. Centerview compared this range to the Consideration of $232.00 per Company Share to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview performed the discounted cash flow analysis of the Company based on the projected unlevered free cash flows from the third fiscal quarter of 2015 through 2032. The fully-taxed unlevered free cash flows and a terminal value (calculated using an 80% year-over-year decline in fully-taxed unlevered free cash flows after 2032) were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was determined based on Centerview’s analysis of the Company’s weighted average cost of capital. The discounted cash flow analysis accounted for: (i) projected risk-adjusted, worldwide sales and product-related expenses of ozanimod in RMS, Ulcerative Colitis and Crohn’s Disease, (ii) projected risk-adjusted, U.S. co-promote revenue and expenses and ex-U.S. royalty revenue for RPC4046, (iii) projected corporate general and administrative expenses and changes in net working capital, (iv) projected overhead research and development expenses, (v) current and projected net operating losses and (vi) net cash as of July 10, 2015. Projections for non-cash expenses such as stock-based compensation and depreciation were not included in the Forecasts provided by the Company.

This analysis resulted in an implied per Company Share equity value range for the Common Stock of approximately $172.55 to $211.15. Centerview compared this range to the Consideration of $232.00 per Company Share to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Common Stock during the 12-month period ended June 13, 2015, which reflected low and high closing trading prices for the Company during such period of $34.49 to $198.25 per Company Share; and

•	Stock price targets for the Common Stock in publicly available Wall Street equity research analyst reports (excluding one research analyst report that provided a target acquisition price rather than a target trading price), which indicated low and high stock price targets for the Company of $163.00 and $225.00 per Company Share, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the

Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Consideration for the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided any investment banking or other services to the Company, Parent or Purchaser for which it has received any compensation. Centerview may provide investment banking or other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of affiliated or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical and biotechnology industries. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and Centerview risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2032 based upon projections developed by the Company. These internal, risk-adjusted financial forecasts for the fiscal years 2015 through 2032 (the “Forecasts”) were reviewed by the Company Board and used by Centerview in connection with their opinion to the Company Board and related financial analyses. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Company Board and Centerview. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Centerview or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Centerview, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Centerview intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of EBIT included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

in millions	For the year ended December 31,
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue:
Ozaninod in RMS	—	—	—	$62	$306	$584	$903	$1,130	$1,216	$1,250	$1,272	$1,293	$1,314	$1,335	$1,357	$1,379	$1,401	$1,328
Ozanimod in Ulcerative Colitis	—	—	—	—	16	80	277	724	1,311	1,813	2,119	2,276	2,358	2,411	2,453	2,493	2,534	2,454
Ozanimod in Crohn’s Disease	—	—	—	—	—	19	61	158	398	715	981	1,143	1,226	1,272	1,302	1,327	1,350	1,308

Total Ozanimod	—	—	—	62	323	683	1,241	2,011	2,924	3,777	4,372	4,711	4,898	5,018	5,112	5,199	5,285	5,090
RPC4046 (ex-U.S. Royalties)	—	—	—	—	—	0	2	5	9	13	16	18	19	21	22	23	25	26

Total Revenue	—	—	—	62	323	683	1,243	2,016	2,993	3,790	4,388	4,730	4,918	5,038	5,134	5,222	5,310	5,116

Cost of Goods Sold:
Royalties	—	—	—	(1)	(6)	(14)	(25)	(41)	(60)	(77)	(89)	(97)	(100)	(103)	(105)	(107)	(109)	(105)
COGS	—	—	—	(1)	(6)	(14)	(25)	(40)	(58)	(76)	(87)	(94)	(98)	(100)	(102)	(104)	(106)	(102)

Total COGS	—	—	—	(2)	(13)	(27)	(50)	(81)	(118)	(153)	(177)	(191)	(198)	(203)	(207)	(211)	(214)	(207)

Total Gross Profit	—	—	—	60	310	656	1,193	1,935	2,815	3,637	4,211	4,539	4,720	4,835	4,926	5,011	5,095	4,909
Operating Expenses:
Total G&A	(47)	(47)	(48)	(53)	(66)	(86)	(115)	(155)	(202)	(246)	(278)	(296)	(307)	(315)	(321)	(328)	(334)	(326)
Total S&M	—	(20)	(70)	(110)	(163)	(213)	(311)	(404)	(485)	(579)	(650)	(683)	(694)	(701)	(708)	(715)	(722)	(730)
Total R&D	(215)	(202)	(183)	(89)	(23)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)

Total Operating Expenses	(261)	(269)	(301)	(251)	(253)	(313)	(440)	(574)	(702)	(841)	(943)	(994)	(1,017)	(1,031)	(1,045)	(1,058)	(1,071)	(1,071)
RPC4046 (U.S. Co-Promote)(1)	—	(1)	(4)	(4)	(2)	0	1	3	9	14	18	21	22	23	25	26	28	29

EBIT(2)	(261)	(270)	(305)	(196)	55	343	754	1,365	2,122	2,811	3,287	3,566	3,725	3,827	3,906	3,979	4,052	3,867
Net Income(3)	($257)	($268)	($305)	($196)	$55	$343	$756	$923	$1,393	$1,852	$2,174	$2,369	$2,488	$2,571	$2,638	$2,702	$2,766	$2,663
Reconciliation to GAAP Operating Income:
EBIT(2)	($261)	($270)	($305)	($196)	$55	$343	$754	$1,365	$2,122	$2,811	$3,287	$3,566	$3,725	$3,827	$3,906	$3,979	$4,052	$3,867
Stock-Based Compensation	(30)	(31)	(32)	(33)	(34)	(35)	(36)	(37)	(38)	(39)	(40)	(42)	(43)	(44)	(45)	(47)	(48)	(50)

GAAP Operating Income	($291)	($301)	($337)	($229)	$22	$308	$718	$1,328	$2,084	$2,772	$3,247	$3,524	$3,682	$3,783	$3,861	$3,932	$4,003	$3,818
Calculation of Free Cash Flow:
Net Operating Profit after Tax(2)	($261)	($270)	($305)	($196)	$36	$223	$490	$887	$1,379	$1,827	$2,137	$2,318	$2,421	$2,488	$2,539	$2,586	$2,633	$2,514
Working Capital	—	—	—	(3)	(11)	(12)	(21)	(29)	(35)	(31)	(20)	(11)	(7)	(5)	(4)	(4)	(4)	6

Unlevered Free Cash Flow(4)	($261)	($270)	($305)	($199)	$25	$211	$469	$858	$1,344	$1,796	$2,116	$2,306	$2,415	$2,483	$2,535	$2,582	$2,629	$2,520

(1)	Management’s forecast assumes a co-promotion arrangement of RPC4046 in the United States.
(2)	Excludes stock-based compensation expense. Depreciation expense excluded from projections as immaterial.
(3)	Excludes stock-based compensation expense. Depreciation expense excluded from projections as immaterial. Includes the impact of net operating losses.
(4)	No adjustment for capital expenditures, as deemed by management to be immaterial

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Mr. Hasnain and Dr. Rastetter entered into the Support Agreement, pursuant to which each agreed to tender all of the Shares held by such stockholder, as well as any additional Shares that such stockholder may acquire (pursuant the conversion, vesting payment, exercise or exchange of Company Options and Company RSU Awards or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $55.2 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $54.2 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below:

•	Each of Mr. Hasnain and Dr. Rastetter, solely in their respective capacities as stockholders of the Company, entered into the Support Agreement, dated July 14, 2015, with Parent and Purchaser, as described under Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement;” and

•	See chart of transactions below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
S. Edward Torres	06/16/15	50,400	$182.89	Sale(1)
S. Edward Torres	06/15/15	88,400	$175.54	Sale(1)
S. Edward Torres	06/12/15	81,200	$180.33	Sale(1)
Kristina Burow	06/09/15	59,822	n/a	Distribution of shares of Common Stock held by a limited partnership for no consideration.(2)

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Kristina Burow	06/09/15	970,000	n/a	Distribution of shares of Common Stock held by a limited partnership for no consideration.(3)
Mary Lynne Hedley, Ph.D.	05/28/15	7,400	n/a	Company RSU Award(4)
Richard A. Heyman, Ph.D.	05/28/15	7,400	n/a	Company RSU Award(4)
S. Edward Torres	05/28/15	7,400	n/a	Company RSU Award(4)
Erle T. Mast	05/28/15	7,400	n/a	Company RSU Award(4)
Kristina Burow	05/28/15	7,400	n/a	Company RSU Award(4)
Mary T. Szela	05/28/15	7,400	n/a	Company RSU Award(4)
William H. Rastetter, Ph.D	05/28/15	7,400	n/a	Company RSU Award(4)

(1)	These shares were owned directly by Lilly Ventures Fund I, LLC (the “Fund”). Eli Lilly and Company, as sole Managing Member of the Fund, and pursuant to provisions of the LLC Agreement of the Fund, has voting authority with respect to shares owned by the Fund. S. Edward Torres is a non-managing member of the Fund and may be deemed to beneficially own the shares. Mr. Torres disclaims beneficial ownership of the shares held of record by the Fund, except to the extent of his pecuniary interest therein.
(2)	These shares are owned directly by ARCH Venture Fund VI, L.P. (“ARCH Fund VI”). The sole general partner of ARCH Fund VI is ARCH Venture Partners VI, L.P. (“ARCH Partners VI”). The sole general partner of ARCH Partners VI is ARCH Venture Partners VI, LLC. Kristina Burow owns an interest in ARCH Partners VI but does not have voting or investment control over the shares held by ARCH Fund VI and disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
(3)	These shares are owned directly by ARCH Venture Fund VII, L.P. (“ARCH Fund VII”). The sole general partner of ARCH Fund VII is ARCH Venture Partners VII, L.P. (“ARCH Partners VII”). The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC. Kristina Burow owns an interest in ARCH Partners VII but does not have voting or investment control over the shares held by ARCH Fund VII and disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
(4)	Represents time-based restricted stock units which vest 100% on the first anniversary of the date of grant.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

•	A Closing Date for the Offer and the Merger of July 28, 2015; and

•	With respect to each named executive officer, a termination of employment by the executive for good reason (i.e., a constructive termination) or by the Company without cause, in each case, on July 28, 2015, in which case the executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement(4)	Total
Faheem Hasnain	$2,042,250	$63,232,780	$168,136	$11,972,958	$77,416,124
Graham Cooper	$514,460	$27,835,626	$76,537	$3,162,757	$31,589,380
Sheila Gujrathi, M.D.	$579,710	$32,620,777	$76,537	$4,981,796	$38,258,820
Marcus F. Boehm, Ph.D.	$478,355	$18,645,524	$77,453	$2,879,280	$22,080,612
Robert J. Peach, Ph.D.	$478,355	$18,645,524	$81,288	$2,881,022	$22,086,189

(1)	Under the named executive officers’ Amended and Restated Employment Agreements, cash severance would be payable in a lump sum on the 60th day following a termination without “cause” or a “constructive termination” (each, as defined in the Amended and Restated Employment Agreements), in either case, during the period beginning one month prior to a change in control and ending 12 months following a change of control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to the executive’s timely execution, delivery and non-revocation of a general release of claims. In either such event, pursuant to the Amended and Restated Employment Agreements, the named executive officer will receive severance payments equal to 24 months (for Mr. Hasnain) or 12 months (for the other named executive officers) of base salary, plus an amount equal to 1x (or 2x for Mr. Hasnain) the executive’s then-current target bonus amount.

The following table quantifies the base salary severance and bonus component of severance included in the aggregate total reported in the column.

Name	Base Salary Severance	Bonus Component of Severance
Faheem Hasnain	$1,167,000	$875,250
Graham Cooper	$354,800	$159,660
Sheila Gujrathi, M.D.	$399,800	$179,910
Marcus F. Boehm, Ph.D.	$329,900	$148,455
Robert J. Peach, Ph.D.	$329,900	$148,455

(2)	Under the Amended and Restated Employment Agreements, each named executive officer would be entitled to accelerated vesting of his or her unvested equity-based compensation pursuant to a “double trigger” arrangement (i.e., the occurrence of a change of control and the executive’s qualifying termination as described in footnote (1) above).

Additionally, pursuant to the Merger Agreement, (i) each restricted Company Share (a “Company Restricted Share”) that is outstanding at the Effective Time will be canceled and converted into the right to receive an amount in cash equal to the Offer Price (less any applicable withholding taxes), (ii) each Company Option that is outstanding at the Effective Time will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option, and (iii) each Company RSU Award that is outstanding at the Effective Time will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the Offer Price and (B) the number of Company Shares underlying such Company RSU Award. To the extent any Company Option or Company RSU Award is unvested as of the Effective Time, the corresponding cash amount will be paid on the later of the Effective Time and the Anniversary Date, subject to the former award holder’s continued service through such date (except that such amount will be paid earlier upon a termination of employment without cause, for good reason (i.e., a constructive termination) or due to such former award holder’s death or disability or if the former award is subject to earlier vesting pursuant to the original terms thereof).

Amounts included in this column as they relate to payment for Company Restricted Shares are “single trigger” (closing of the Offer and the Merger) because they would be paid at the Effective Time, without regard to whether the named executive officer experiences a termination of employment. Amounts included in this column as they relate to payment for unvested Company Options and Company RSU Awards are “double trigger” because they will become payable only upon the satisfaction of a vesting requirement (continued service through the earlier of the applicable vesting date or the Anniversary Date, or a qualifying termination of employment prior to such date).

The following table quantifies the value of the unvested Company Restricted Shares, Company Options and Company RSU Awards held by the named executive officers, assuming the occurrence of a change of control and qualifying termination of employment on the Closing Date and a price per share of Company Common Stock equal to the Offer Price of $232.00.

Name	Number of Restricted Shares	Value of Restricted Shares	Number of Unvested Stock Options	Value of Unvested Stock Options	Number of Restricted Stock Units	Value of Restricted Stock Units
Faheem Hasnain	25,436	$5,896,755	203,032	$42,256,025	65,000	$15,080,000
Graham Cooper	—	—	106,789	$22,963,626	21,000	$4,872,000
Sheila Gujrathi, M.D.	13,617	$3,155,049	114,466	$23,665,728	25,000	$5,800,000
Marcus F. Boehm, Ph.D.	11,520	$2,669,594	61,816	$12,727,930	14,000	$3,248,000
Robert J. Peach, Ph.D.	11,520	$2,669,594	61,816	$12,727,930	14,000	$3,248,000

(3)	Amounts include the estimated value of Company-subsidized COBRA healthcare coverage for each named executive officer for up to 12 months (24 months for Mr. Hasnain), which the named executive officers are entitled to receive under the Amended and Restated Employment Agreements upon a “double trigger” qualifying termination in connection with a change in control as described in footnote (1) above.
(4)	In connection with the signing of the Merger Agreement, each executive entered into an amendment to his or her Amended and Restated Employment Agreement to provide that, if the Merger is consummated and an excise tax is imposed on the executive, the executive will be entitled to a tax gross-up payment in an amount equal to such excise tax plus any taxes resulting from such payment. All tax gross-up payments are payable in connection with a “single-trigger” change of control (closing of the Offer and the Merger).

In addition to calculating any gross-up related to the equity award acceleration, the gross-up payment quantified in the table assumes the payment of severance (which is a “double-trigger” payment).

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

The Company has entered into Amended and Restated Employment Agreements, and amendments to such agreements, with each named executive officer, each of which provide for severance payments and benefits, including equity award acceleration and certain tax gross-up obligations, upon certain terminations of employment. For more information relating to these arrangements, see the excerpts filed as Exhibit (e)(21) to this Schedule 14D-9 that are incorporated herein by reference, including the information from the 2015 Proxy Statement under “Executive Compensation.”

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser, nor any of their respective “affiliates” or “associates,” is, or at any time for the past three years has been, an “interested stockholder” of the Company (as such quoted terms are defined in Section 203 of the DGCL). Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the

DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 28, 2015), deliver to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer; and

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Receptos, Inc., 3033 Science Park Road, Suite 300, San Diego, California 92121, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Support Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on July 24, 2015. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filings, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC.

Certain Litigation.

On July 20, 2015, a putative class action, Scott v. Receptos, Inc., related to the Merger Agreement was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11316, against the Company, members of the Company Board, Parent and Purchaser. Four other complaints, Cacioppo v. Hasnain and Rosenberg v. Receptos, Inc., (Case Nos. 11324 and 11325) filed on July 23, Kadin v. Receptos, Inc., filed on July 27 (Case No. 11337), and Rockaway v. Hasnain, filed on July 28, 2015 (Case No. 11346), raise similar putative class claims in the Court of Chancery for the State of Delaware against some or all of the Company, members of the Company Board, Parent and Purchaser. These complaints generally allege breaches of fiduciary duty by the members of the Company Board in connection with the Merger Agreement. In the Scott, Rosenberg, Kadin and Rockaway actions, the plaintiffs also allege that Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. These complaints seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified damages and attorneys’ fees. The Company believes these lawsuits are wholly without merit, and intends to vigorously defend against them.

Additional lawsuits may be filed against the Company, Parent, Purchaser and/or any of their respective directors in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser in connection with the Offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated July 28, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on July 28, 2015 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Centerview Partners LLC, dated July 14, 2015 (included as Annex I to this Schedule 14D-9).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Joint Press Release issued by Parent and the Company, dated July 14, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2015).

(a)(8)	Summary Newspaper Advertisement, published July 28, 2015 in The New York Times (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(9)*	Letter to Stockholders of the Company, dated July 28, 2015, from Faheem Hasnain, President and Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of July 14, 2015, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 16, 2015).

(e)(2)	Tender and Support Agreement, dated as of July 14, 2015, by and among Parent, Purchaser and each of the stockholders named therein (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 16, 2015).

(e)(3)	Nondisclosure Agreement, dated as of August 28, 2013, as amended August 28, 2014 and March 6, 2015, by and between Parent and the Company (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Indemnification Agreement between the Company and its officers and directors (incorporated herein by reference to Exhibit 10.1 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-187737), filed with the SEC on April 16, 2013).

(e)(5)	2008 Stock Plan, as amended to date (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(6)	Form of Stock Option Agreement for options granted under 2008 Stock Plan (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(7)	Form of Stock Option Agreement—Early Exercise for options granted under 2008 Stock Plan (incorporated herein by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

Exhibit Number	Description

(e)(8)	2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(9)	Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Agreements for awards granted under the 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(10)	Restricted Stock Issuance Agreement, dated November 19, 2010, between Receptos, Inc. and Faheem Hasnain (incorporated herein by reference to Exhibit 10.32 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(11)	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Robert J. Peach (incorporated herein by reference to Exhibit 10.35 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(12)	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Marcus F. Boehm (incorporated herein by reference to Exhibit 10.36 of the Company’s Registration Statement on Form S-1, as amended (File No. 333-187737), originally filed with the SEC on April 4, 2013).

(e)(13)	Amended and Restated Employment Agreement, dated September 17, 2013, by and between Receptos, Inc. and Faheem Hasnain (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC October 31, 2013).

(e)(14)	Amended and Restated Employment Agreement, dated September 17, 2013, by and between Receptos, Inc. and Graham Cooper (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC October 31, 2013).

(e)(15)	Amended and Restated Employment Agreement, dated September 17, 2013, by and between Receptos, Inc. and Sheila K. Gujrathi, M.D. (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC October 31, 2013).

(e)(16)	Amended and Restated Employment Agreement, dated September 17, 2013, by and between Receptos, Inc. and Robert Peach, Ph.D. (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC October 31, 2013).

(e)(17)	Amended and Restated Employment Agreement, dated September 17, 2013, by and between Receptos, Inc. and Marcus F. Boehm, Ph.D. (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC October 31, 2013).

(e)(18)	Form of Notice of Stock Unit Award and Stock Unit Agreement for awards granted under the 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC May 21, 2014).

(e)(19)	Form of Amendment to Employment Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC July 16, 2015).

(e)(20)*	Agreement, dated July 14, 2015, between Receptos, Inc. and William H. Rastetter, Ph.D.

(e)(21)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2015.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Receptos, Inc.

By:	/s/ Faheem Hasnain
Name: Faheem Hasnain
Title: President and Chief Executive Officer

Dated: July 28, 2015

ANNEX I

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
July 14, 2015

The Board of Directors

Receptos, Inc.

3033 Science Park Road, Suite 300

San Diego, CA 92121

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below) of Receptos, Inc., a Delaware corporation (the “Company”), of the $232.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Celgene Corporation, a Delaware corporation (“Parent”), Strix Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $232.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by Parent, Merger Sub or the Company or any direct or indirect wholly owned subsidiary or Parent, Merger Sub or the Company, and (ii) Dissenting Shares (as defined in the Agreement)(the Shares referred to in clauses (i) and (ii), together with Shares held by any affiliate of Parent, the “Excluded Shares”)) will be converted into the right to receive $232.00 per Share in cash, without interest (the $232.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided investment banking or other services to the Company, Parent or Merger Sub for which we have received any compensation. We may provide investment banking and other services to or with respect to the

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • SAN FRANCISCO • LOS ANGELES

The Board of Directors

Receptos, Inc.

July 14, 2015

Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) an execution copy of the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2014 and December 31, 2013; (iii) the Registration Statement on Form S-1 of the Company (Registration No. 333-193074) declared effective by the Securities and Exchange Commission (“SEC”) on January 8, 2014 and the Registration Statement filed by the Company with the SEC pursuant to Rule 462(b) on January 8, 2014; (iv) certain Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the execution copy reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Receptos, Inc.

July 14, 2015

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX II

SECTION 262 OF THE

DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.